# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Compass, Inc., CIK 0001563190
CUSIP: 20464U100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 110 Fifth Avenue, 4th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 08/27/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-033401
Filed by CIK 0001700087

## Reporting persons
- Quad-C Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Quad-C Principals LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Compass, Inc.
Address of issuer's principal executive offices: 110 Fifth Avenue, 4th Floor, New York, New York, 10011

## Item 2. Person Filing
Name of person filing:
Quad-C Partners IX, L.P. ("Quad IX")
Quad-C Principals LLC (together, with Quad IX, the "Reporting Persons")
Address of principal business office or, if none, residence:
240 W Main St., Suite 600
Charlottesville, Virginia 22902
Citizenship: Delaware, for each of the Reporting Persons

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person
Percent of class: See Row 11 of cover page for each Reporting Person
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Quad-C Partners IX, L.P.: /s/ QUAD-C ADVISORS IX, L.P., QUAD-C ADVISORS IX, L.P., its General Partner (09/02/2025)
- Quad-C Partners IX, L.P.: /s/ QUAD-C IX GP, LLC, QUAD-C IX GP, LLC, its General Partner (09/02/2025)
- Quad-C Partners IX, L.P.: /s/ Anthony R. Ignaczak, Anthony R. Ignaczak, Managing Member (09/02/2025)
- Quad-C Principals LLC: /s/ QUAD-C MANAGEMENT, INC., QUAD-C MANAGEMENT, INC., its Manager (09/02/2025)
- Quad-C Principals LLC: /s/ Anthony R. Ignaczak, Anthony R. Ignaczak, Vice President (09/02/2025)